UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Netfin Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G6455A 107

(CUSIP Number)

Alexander Donnelly

Maven Investment Partners US Ltd

6 Bevis Marks

London, United Kingdom, EC3A 7BA

+44 20 3763 2003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS Maven Investment Partners US Ltd (“MIPUS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,353,317 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	8	SHARED VOTING POWER 0
	9

SOLE DISPOSITIVE POWER

1,353,317 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 25,981,000 Class A ordinary shares outstanding ordinary shares issued and outstanding as of June 30, 2020 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 31, 2020

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS Ian Mark Toon (“Ian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

1,353,317 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

1,353,317 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 25,981,000 Class A ordinary shares outstanding ordinary shares issued and outstanding as of June 30, 2020 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 31, 2020

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS Ivan Ivanov Koedjikov (“Ivan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

1,353,317 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

1,353,317 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 25,981,000 Class A ordinary shares outstanding ordinary shares issued and outstanding as of June 30, 2020 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 31, 2020

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS Benjamin Nur Huda (“Ben”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

1,353,317 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

1,353,317 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 25,981,000 Class A ordinary shares outstanding ordinary shares issued and outstanding as of June 30, 2020 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 31, 2020

CUSIP No. G6455A 107

1	NAME OF REPORTING PERSONS Nima Noorizadeh (“Nima”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

1,353,317 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

1,353,317 class A ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 25,981,000 Class A ordinary shares outstanding ordinary shares issued and outstanding as of June 30, 2020 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 31, 2020

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), of Netfin Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 445 Park Avenue, 9th Floor, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND

(a) The persons and entity filing this Schedule 13D are Maven investment partners US Ltd (“MIPUS”), Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”), the directors of MIPUS (collectively, the “Listed Persons” and together with MIPUS, the “Reporting Person”).

(b) The address of the principal place of business for MIPUS & Nima is the Maven Investment Partners US LTD New York Branch, 15th floor, 675 Third Avenue, NY 10017, USA. The address of the principal place of business for Ian and Ivan is Maven Investment Partners US Ltd, 6 Bevis Marks, London, United Kingdom, EC3A 7BA. The principal place of business for Ben is 5 Garaban Court, Bulli, NSW 2516, Australia.

(c) The principal occupation of each of the Reporting Persons is within proprietary trading Each of the Listed Persons is employed at the addresses referenced above in item 2(b).

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MIPUS is a UK Private limited company. Ian and Nima are British citizens. I van is a Bulagarian citizen. Ben is an Australian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ordinary course of business, investments and trading, $14,092,577.80 cost basis.

ITEM 4. PURPOSE OF THE TRANSACTION

The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of the Shares at prices that would make the purchase or sale of the Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Item 5. Interest in Securities of the Issuer.

(a) See Rows 11 and 13 for each Reporting Person.

(b) See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)

Date	Action	Total Quantity	Price per share
29 June 2020	BOUGHT	142,300	10.54
15 July 2020	BOUGHT	105,000	10.69
16 July 2020	BOUGHT	100,000	10.72
17 July 2020	BOUGHT	80,926	10.70
22 July 2020	BOUGHT	1,022	10.70
23 July 2020	BOUGHT	26,453	10.65
29 July 2020	BOUGHT	45,965	10.30
30 July 2020	BOUGHT	192,651	10.31
31 July 2020	BOUGHT	192,651	10.24
05 August 2020	BOUGHT	275,000	10.29
26 August 2020	BOUGHT	190,00	10.33

(d) N/A

(e) N/A

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

  1 Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2020

MAVEN INVESTMENT PARTNERS US LTD

/s/ IAN MARK TOON
Name: IAN MARK TOON
Title: DIRECTOR

/s/ IAN MARK TOON
IAN MARK TOON

/s/ IVAN IVANOV KOEDJIKOV
IVAN IVANOV KOEDJIKOV

/s/ BENJAMIN NUR HUDA
BENJAMIN NUR HUDA

/s/ NIMA NOORIZADEH
NIMA NOORIZADEH